EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-12994-2 of our reports dated February 24, 2005, relating to the financial statements (which report expresses an unqualified opinion and contains an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations) and financial statement schedule of Whiting Petroleum Corporation, and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Whiting Petroleum Corporation for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Denver, Colorado
January 24, 2006